Exhibit 99.2

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

This management’s discussion and analysis (“MD&A”), prepared as of February 18, 2026, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2025 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2025 and the notes thereto (the “financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” included with this MD&A and to consult Kinross Gold Corporation’s financial statements which are available on the Company’s web site at www.kinross.com and on www.sedarplus.ca. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2025, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis” on pages 31 – 43 and in the “Cautionary Statement on Forward-Looking Information” on pages 52 – 53 of this MD&A. In certain instances, references are made to relevant notes in the financial statements for additional information. For additional discussion of risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2024, which is available on the Company’s website www.kinross.com and on www.sedarplus.ca.

This MD&A references attributable average realized gold price per ounce, attributable production cost of sales per equivalent ounce sold, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis, adjusted net earnings, adjusted net earnings per share, attributable adjusted operating cash flow, attributable capital expenditures, and attributable free cash flow, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

1.DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company’s revenue and royalty costs, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar relative to the U.S. dollar, may have an impact on the Company’s operating costs and capital expenditures.

Segment Profile

Each of the Company’s significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2025	2024
Tasiast	Kinross	Mauritania	100%	100%
Paracatu	Kinross	Brazil	100%	100%
La Coipa	Kinross	Chile	100%	100%
Fort Knox(a)	Kinross	USA	100%/70%	100%/70%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%

(a)The Fort Knox segment includes the 100%-owned Fort Knox mine and 70%-owned Manh Choh mine.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Consolidated Financial and Operating Highlights

	Years ended December 31,			2025 vs. 2024		2024 vs. 2023
(in millions, except ounces, per share amounts and per ounce amounts)	2025	2024	2023	Change	% Change (g)	Change	% Change (g)
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	2,069,910	2,170,791	2,153,020	(100,881)	(5)%	17,771	1%
Sold	2,059,017	2,153,212	2,179,936	(94,195)	(4)%	(26,724)	(1)%

Attributable gold equivalent ounces(b)
Produced	2,012,106	2,128,052	2,153,020	(115,946)	(5)%	(24,968)	(1)%
Sold	2,000,535	2,111,688	2,179,936	(111,153)	(5)%	(68,248)	(3)%
Gold ounces - sold	2,026,570	2,100,621	2,074,989	(74,051)	(4)%	25,632	1%
Silver ounces - sold (000’s)	2,830	4,467	8,718	(1,637)	(37)%	(4,251)	(49)%

Earnings(a)
Metal sales	$7,051.1	$5,148.8	$4,239.7	$1,902.3	37%	$909.1	21%
Production cost of sales	$2,346.4	$2,197.1	$2,054.4	$149.3	7%	$142.7	7%
Depreciation, depletion and amortization	$1,105.0	$1,147.5	$986.8	$(42.5)	(4)%	$160.7	16%
Impairment (reversal) charge	$(116.1)	$(74.1)	$38.9	$(42.0)	nm	$(113.0)	nm
Operating earnings	$3,277.6	$1,540.3	$801.4	$1,737.3	113%	$738.9	92%
Net earnings attributable to common shareholders	$2,390.1	$948.8	$416.3	$1,441.3	152%	$532.5	128%
Net earnings per share attributable to common shareholders (basic)	$1.96	$0.77	$0.34	$1.19	155%	$0.43	126%
Net earnings per share attributable to common shareholders (diluted)	$1.95	$0.77	$0.34	$1.18	153%	$0.43	126%
Adjusted net earnings(c)	$2,243.9	$838.3	$539.8	$1,405.6	168%	$298.5	55%
Adjusted net earnings per share(c)	$1.84	$0.68	$0.44	$1.16	171%	$0.24	55%

Cash Flow(a)
Net cash flow provided from operating activities	$3,760.5	$2,446.4	$1,605.3	$1,314.1	54%	$841.1	52%
Attributable adjusted operating cash flow (c)	$3,605.2	$2,293.9	$1,654.4	$1,311.3	57%	$639.5	39%
Capital expenditures(d)	$1,194.2	$1,075.5	$1,098.3	$118.7	11%	$(22.8)	(2)%
Attributable capital expenditures(c)	$1,175.2	$1,050.9	$1,055.0	$124.3	12%	$(4.1)	0%
Attributable free cash flow(c)	$2,473.5	$1,340.2	$559.7	$1,133.3	85%	$780.5	139%

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$3,423	$2,393	$1,945	$1,030	43%	$448	23%
Attributable average realized gold price per ounce(c)	$3,426	$2,391	$1,945	$1,035	43%	$446	23%
Production cost of sales per equivalent ounce sold(b)(f)	$1,140	$1,020	$942	$120	12%	$78	8%
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,135	$1,021	$942	$114	11%	$79	8%
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,096	$988	$892	$108	11%	$96	11%
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,571	$1,388	$1,316	$183	13%	$72	5%
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,539	$1,365	$1,284	$174	13%	$81	6%
Attributable all-in cost per equivalent ounce sold(b)(c)	$1,989	$1,739	$1,634	$250	14%	$105	6%
Attributable all-in cost per ounce sold on a by-product basis(c)	$1,964	$1,725	$1,619	$239	14%	$106	7%

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1 and 2023 – 83.13:1).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(g)	“nm” means not meaningful.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Consolidated Financial Performance

2025 vs. 2024

In 2025, Kinross produced 2,069,910 total gold equivalent ounces or 2,012,106 gold equivalent ounces on an attributable basis, a decrease of 5% from 2024, as planned. Higher planned production from Paracatu and from Fort Knox, with the commencement of higher-grade, higher-recovery ore feed from Manh Choh in the second half of 2024, was offset by lower planned production from Tasiast, Round Mountain and La Coipa.

Metal sales in 2025 increased by 37% to $7,051.1 million compared to 2024, due to a 43% increase in the average realized gold price to $3,423 per ounce, offset by a decrease in ounces sold. Total gold equivalent ounces sold in 2025 decreased by 4% to 2,059,017 ounces compared to 2024, due to the decrease in production, as noted above.

Production cost of sales in 2025 were $2,346.4 million, and $1,140 per equivalent ounce sold, an increase of 7% and 12%, respectively, compared to 2024. The increase in costs was mainly due to production and sales mix, and higher royalty costs in 2025 as a result of the higher average realized gold price, partially offset by more favourable foreign exchange rates in Brazil.

In 2025, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 13% compared to 2024. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2025 were 14% higher compared to 2024. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold and an increase in capital expenditures.

Depreciation, depletion and amortization decreased by 4% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold.

In the fourth quarter of 2025, the Company recorded an impairment reversal of $116.1 million, related to property, plant and equipment at Lobo-Marte. In the third quarter of 2024, the Company recorded an impairment reversal of $74.1 million, related to property, plant and equipment at Round Mountain. The tax impact of the impairment reversals was an income tax expense of $34.5 million and $0.7 million for 2025 and 2024, respectively.

The Company recorded income tax expense of $724.7 million in 2025, an increase of $237.3 million compared to 2024 primarily due to a $1,713.3 million increase in earnings before tax. The increase in income tax expense due to earnings was partially offset by the recognition of deferred tax assets of $156.0 million which were previously unrecognized in 2024. Kinross’ combined federal and provincial statutory tax rate for both 2025 and 2024 was 26.5%.

Net earnings attributable to common shareholders in 2025 were $2,390.1 million, or $1.96 per share, compared to $948.8 million, or $0.77 per share, in 2024. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 37% while production cost of sales increased by only 7%, partially offset by the increase in income tax expense.

Adjusted net earnings in 2025 were $2,243.9 million, or $1.84 per share, compared to $838.3 million, or $0.68 per share, in 2024. The increase was primarily due to the increase in margins, partially offset by the increase in income tax expense.

Net cash flow provided from operating activities increased to $3,760.5 million in 2025 from $2,446.4 million in 2024, primarily due to the increase in margins, partially offset by an increase in income taxes paid and a decrease in working capital.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $3,605.2 million in 2025 from $2,293.9 million in 2024, primarily due to the increase in margins.

Capital expenditures increased to $1,194.2 million in 2025 from $1,075.5 million in 2024. The increase was driven by the ramp-up of development activities at Great Bear, Round Mountain Phase X, and Bald Mountain Redbird Phases 1 and 2, increased capital development at La Coipa Phase 7 as well as additional sustaining capital expenditures at Paracatu. These increases were partially offset by a decrease in capital development at Fort Knox and Manh Choh.

Attributable free cash flow increased to $2,473.5 million in 2025 from $1,340.2 million in 2024, primarily due to the increase in net cash flow provided from operating activities, partially offset by the increase in capital expenditures, as noted above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Total cash and cash equivalents increased by $1,130.8 million in 2025 to over $1.7 billion. The increase in 2025 was driven by attributable free cash flows of $2,473.5 million and proceeds of $231.7 million from monetizing the consideration related to the 2022 sale of the Chirano mine. The significant cash inflows were partially offset by $700.0 million in debt repayments and $600.3 million in share repurchases under the Company’s normal course issuer bid (“NCIB”). Total cash and cash equivalents increased by $259.1 million in 2024 driven by free cash flows, partially offset by $800.0 million in debt repayments, $147.5 million in dividends paid to common shareholders and $128.2 million in interest paid.

2024 vs. 2023

In 2024, Kinross produced 2,170,791 total gold equivalent ounces or 2,128,052 gold equivalent ounces on an attributable basis, comparable to 2023. Higher production from Fort Knox, with the commencement of higher-grade, higher-recovery ore feed from Manh Choh, and higher production from Bald Mountain due to higher grade ore, was offset by lower production from Paracatu due to lower grade ore, in accordance with planned mine sequencing, fewer ounces recovered from the heap leach pads at Round Mountain, as well as lower silver grades and throughput at La Coipa.

Metal sales in 2024 increased by 21% to $5,148.8 million compared to 2023, due to a 23% increase in the average realized gold price to $2,393 per ounce in 2024, from $1,945 per ounce in the prior year. Total gold equivalent ounces sold in 2024 were comparable to 2023.

Production cost of sales in 2024 were $2,197.1 million, and $1,020 per equivalent ounce sold, respectively, an increase of 7% and 8%, respectively, compared to 2023, mainly due to the production and sales mix, including higher production at Fort Knox as well as lower production from Paracatu and Round Mountain. Also contributing to the increase were higher royalties as a result of higher realized metal prices, a lower proportion of mining activities related to capital development and higher mill maintenance costs at La Coipa, and higher input costs at Paracatu. These increases were partially offset by favourable foreign exchange rates in Brazil and Chile.

In 2024, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 5% and 6%, respectively, compared to 2023. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2024 were 6% and 7% higher, respectively, compared to 2023. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold.

Depreciation, depletion and amortization increased by 16% in 2024 compared to 2023, primarily due to a higher depreciable asset base at Tasiast and Bald Mountain, the increase in gold equivalent ounces sold at Fort Knox, and a decrease in mineral reserves for Round Mountain Phase W at the end of 2023. These increases were partially offset by a decrease at La Coipa.

In the third quarter of 2024, the Company recorded an impairment reversal of $74.1 million, related to property, plant and equipment at Round Mountain. In the fourth quarter of 2023, the Company recorded an impairment charge of $38.9 million related to inventory at Fort Knox. The tax impact of the impairment reversal in 2024 was an income tax expense of $0.7 million, while the tax impact of the impairment charge in 2023 was an income tax recovery of $3.1 million.

The Company recorded income tax expense of $487.4 million in 2024, an increase of $194.2 million compared to 2023 primarily due to differences in the level of income in the Company’s operating jurisdictions. Kinross’ combined federal and provincial statutory tax rate for both 2024 and 2023 was 26.5%.

Net earnings attributable to common shareholders in 2024 were $948.8 million, or $0.77 per share, compared to $416.3 million, or $0.34 per share, in 2023. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 21% while production cost of sales increased by only 7%. The impairment reversal at Round Mountain also contributed to the increase, partially offset by the increases in depreciation, depletion and amortization and income tax expense.

Adjusted net earnings in 2024 were $838.3 million, or $0.68 per share, compared to $539.8 million, or $0.44 per share, in 2023. The increase was primarily due to the increase in margins, partially offset by the increases in depreciation, depletion and amortization and income tax expense.

Net cash flow provided from operating activities increased to $2,446.4 million in 2024 from $1,605.3 million in 2023, primarily due to the increase in margins and favourable working capital movements.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $2,293.9 million in 2024 from $1,654.4 million in 2023, primarily due to the increase in margins.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Capital expenditures and attributable capital expenditures in 2024 were $1,075.5 million and $1,050.9 million, respectively, consistent with the prior year. Capital expenditures in 2024 included the start of Phase S capital development at Round Mountain, continued spending at Great Bear and increased capital development at Tasiast for West Branch 5. These were offset by reduced spending on the construction of Manh Choh, which was completed in 2024, and the completion of heap leach pad expansions at Bald Mountain at the end of 2023.

Attributable free cash flow increased to $1,340.2 million in 2024 from $559.7 million in 2023, primarily due to the increase in net cash flow provided from operating activities, as noted above.

Total cash and cash equivalents increased by $259.1 million in 2024 driven by free cash flows, partially offset by $800.0 million in repayments on the term loan, $147.5 million in dividends paid to common shareholders and $128.2 million in interest paid. Total cash and cash equivalents decreased by $65.7 million in 2023, driven by $960.0 million in debt repayments, $167.3 million in interest paid and $147.3 million in dividends paid to common shareholders, partially offset by the issuance and drawdown of debt as well as free cash flows.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at December 31, 2025 were approximately 20.9 million ounces, a decrease of 1.0 million ounces from 21.9 million ounces at December 31, 2024. The net decrease was driven by depletion of 2.1 million ounces, partially offset by 1.2 million ounces added to proven and probable reserves, mainly at Paracatu, Bald Mountain, Tasiast and Round Mountain.

Proven and probable silver reserves at December 31, 2025 were approximately 11.6 million ounces, a decrease of 5.3 million ounces from 16.9 million ounces at December 31, 2024, primarily due to production depletion at La Coipa.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s news release filed with Canadian and U.S. regulators on February 18, 2026.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

2.IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Source: Bloomberg – based on daily closing prices

The price of gold is the single largest factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include geopolitical risks, currency exchange rate fluctuations and the relative strength or weakness of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2025, the price of gold fluctuated between a low of $2,633 per ounce in January and a high of $4,449 per ounce in December, with an average price for the year based on the London Bullion Market Association (“LBMA”) Gold Price PM benchmark of $3,432 per ounce, compared to the 2024 average price of $2,386 per ounce. Major influences on the gold price during 2025 included elevated geopolitical risks, economic policy uncertainty, ongoing tariff and trade issues and U.S. dollar weakness.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

In 2025, Kinross’ attributable average realized gold price2 of $3,426 per ounce in line with the average LBMA Gold Price PM benchmark of $3,432 per ounce.

Source: LBMA London PM Benchmark

Gold Supply and Demand Fundamentals

Source: World Gold Council Gold Demand Trends: Full Year 2025 report

According to the World Gold Council, total gold supply in 2025 increased by approximately 1% compared to 2024, driven by recycling and mine production.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined, and actual results for the year ended December 31, 2025 are reconciled, in Section 11 of this MD&A. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Source: World Gold Council Gold Demand Trends: Full Year 2025 report

According to the World Gold Council, annual gold demand increased in 2025 by approximately 8% compared to 2024, as global ETF holdings grew along with accelerated bar and coin buying and continued strong central bank demand.

Cost Sensitivity

The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices have a significant impact on operations.

The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, fuel prices in 2025 were lower compared to 2024. Fluctuations in fuel prices are primarily due to geopolitical risk and demand and supply dynamics. Kinross manages its exposure to fuel costs by entering into hedge positions from time to time – refer to Section 6 – Liquidity and Capital Resources for details.

Source: Bloomberg

In order to further mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity. During 2025, the United States government announced changes in trade policy including increased tariffs on imports and potential termination or renegotiation of existing trade agreements. The announced changes include increased tariffs on steel and aluminum imports. The Company is monitoring its exposure to the evolving tariffs and the potential impacts on the Company’s supply chain and costs.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to market volatility over the course of the year. Approximately 66% of the Company’s expected production in 2026 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

3.OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 52 – 53 of this MD&A.

Attributable3 Production Guidance

In 2026, Kinross expects to produce 2.0 million attributable gold equivalent ounces4 (+/- 5%) from its operations. Production is expected to remain stable at 2.0 million attributable gold equivalent ounces (+/- 5%) for each of 2027 and 2028.

Attributable3 Cost Guidance

	2026	2025
	Guidance	Full-Year
	(+/-5%)	Results
Attributable production cost of sales per equivalent ounce sold[2]	$1,360	$1,135
Attributable all-in sustaining cost per equivalent ounce sold[2]	$1,730	$1,571
Production cost of sales per equivalent ounce sold[5]		$1,140

Attributable production cost of sales2 is expected to be $1,360 per equivalent ounce sold (+/- 5%) for 2026. In 2025, production cost of sales5 and attributable production cost of sales2 were $1,140 per equivalent ounce sold and $1,135 per equivalent ounce sold, respectively. The year-over-year increase in 2026 is primarily a result of the impact of higher gold prices on royalty costs, inflationary impacts, as well as planned mine sequencing, which has a higher proportion of waste stripping being classified as operating expense versus capital costs, while overall mined tonnes remain similar.

The Company expects its attributable all-in sustaining cost2 to be $1,730 per equivalent ounce sold (+/- 5%) for 2026. In 2025, attributable all-in sustaining cost2 was $1,571 per equivalent ounce sold. The expected increase in 2026 is largely a result of the impact of higher gold prices on royalty costs and inflationary impacts, as well as a minor impact from mine plan sequencing.

Material assumptions used to forecast 2026 attributable production cost of sales2 are: a gold price of $4,500 per ounce, a silver price of $65 per ounce, an oil price of $70 per barrel, and foreign exchange rates of 5.25 Brazilian reais to the U.S. dollar, 940 Chilean pesos to the U.S. dollar, 40 Mauritanian ouguiyas to the U.S. dollar and 1.38 Canadian dollars to the U.S. dollar.

Taking into account existing currency and oil hedges, a 10% change in all foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold2; and specific to the Brazilian real and Chilean peso, a 10% change in these exchange rates would be expected to result in an impact of approximately $50 on both the Brazilian and Chilean attributable production cost of sales per equivalent ounce sold2. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on attributable production cost of sales per equivalent ounce sold2, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold2 as a result of a change in royalties.

3 Attributable guidance and results include Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 2.

4 Attributable gold equivalent ounce production guidance for 2026 includes approximately 3.3 million ounces of silver.

5 “Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Attributable3 Capital Expenditures2 Guidance

	2026	2025
	Guidance	Full-Year
	(+/-5%)	Results
Attributable sustaining capital expenditures	$450.0	$587.8
Attributable non-sustaining capital expenditures	$1,050.0	$587.4
Total attributable capital expenditures[2]	$1,500.0	$1,175.2
Total capital expenditures[6]		$1,194.2

Attributable capital expenditures for 2026 are forecasted to be approximately $1,500 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $450 million, with non-sustaining capital expenditures of approximately $1,050 million. Non-sustaining capital expenditures include Bald Mountain Redbird, underground development at Curlew and Phase X, Advanced Exploration (“AEX”) construction and continuation of project studies at Great Bear, stripping at Tasiast West Branch 5 as well as other growth projects and studies.

Kinross’ attributable capital expenditures outlook for 2027 and 2028 is expected to be in-line with 2026, subject to ongoing inflationary impacts and project opportunities currently under study, which have the potential to contribute in the 2030s.

Other 2026 Guidance

The 2026 forecast for exploration and business development is $220 million (+/-5%), which includes approximately $185 million (+/-5%) of exploration expenditures, mainly at Bald Mountain, La Coipa, Great Bear and Tasiast.

The 2026 forecast for general and administrative expense is $135 million (+/-5%).

Other operating costs for 2026 are expected to be between $125 and $150 million, which primarily relates to studies and permitting activities that do not meet the criteria for capitalization, as well as care and maintenance and reclamation activities at non-operating sites.

Taxes paid are expected to be $1,125 million (+/-5%) in 2026 including between $100 and $125 million in withholding tax related to the expected repatriation of earnings, based on a gold price of $4,500 per ounce. Taxes paid are expected to increase by approximately $16 million for every $100 per ounce increase in the realized gold prices. The forecast effective tax rate (“ETR”)7 for 2026 is expected to be in the range of 28% - 33%.

Depreciation, depletion and amortization is forecast to be approximately $550 (+/-5%) per equivalent ounce sold8, compared to $537 per equivalent ounce sold8 in 2025.

Total cash interest paid is expected to be $60 million. Total interest incurred is expected to be $60 million, of which 50% is expected to be expensed and 50% capitalized. Expected interest expense of $30 million excludes accretion of the Company’s reclamation and remediation obligations, as well as lease liabilities, which for 2025 totaled $50.7 million.

6 “Capital expenditures” is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows.

7 The forecast ETR range for 2026 assumes gold price, foreign exchange and tax rates in the jurisdictions in which the Company operates remain stable and within 2026 guidance assumptions. The ETR does not include the impact of items which the Company believes are not reflective of the Company’s underlying performance, such as the impact of net foreign currency translations on tax deductions and taxes related to prior periods. Management believes that the ETR range provides investors with the ability to better evaluate the Company’s underlying performance. However, the ETR range is not necessarily an indicator of tax expense recognized under IFRS. The rate is sensitive to the relative proportion of sales between the Company’s various tax jurisdictions and realized gold prices.

8 Depreciation, depletion and amortization per equivalent ounce sold is defined as depreciation, depletion and amortization, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

4.PROJECT UPDATES AND NEW DEVELOPMENTS

United States Organic Project Construction

On January 15, 2026, the Company announced that it was proceeding with the construction of three organic growth projects: the Round Mountain Phase X and Bald Mountain Redbird 2 projects in Nevada, and the Kettle River-Curlew (“Curlew”) project in Washington. These projects are expected to extend mine life and are anticipated to lower long-term costs within Kinross’ United States portfolio. The decisions to proceed with the construction of each of the three projects were based on internal studies and, as of the date of this MD&A, National Instrument 43-101 technical reports have not been filed in respect of these milestones.

Phase X

The Phase X project is a bulk tonnage underground mining opportunity below the current Phase W open pit at Round Mountain, targeting higher-grade, lower-cost mining of the same mineralization at depth as part of the Company’s grade optimization strategy to offset inflation and increase future margins at the site.

Phase X underground will use existing infrastructure at site and will be processed through the existing mill in parallel with remaining open pit mineralization and stockpiles. The mine plan includes three underground accesses, including two declines that are already in place and a third decline planned for 2028 to enhance both ventilation and haulage routes. The mine plan includes an investment in early development of infrastructure for both the upper and lower zones to allow mining of both zones concurrently, which is expected to increase the production rate and overall efficiency of mining.

The Company expects Phase X to incrementally produce approximately 1.4 million gold equivalent ounces over an initial 11-year mine life, starting in 2028, extending production at Round Mountain until 2038, and averaging approximately 140,000 gold equivalent ounces per year from 2029 to 2037.

Federal permits for underground mining at 3,000 tons per day have already been secured. The Company expects to receive a minor federal modification to increase the mining rate beyond 3,000 tons per day and finalize the state mining authorization for Phase X in the first quarter of 2026, marking the completion of all major operational permitting. Development of the underground headings and infrastructure is already underway, with 6 km of underground development and dual declines completed as part of the exploration program.

Curlew

The Curlew project is a high grade, underground gold mine located ~40 km northwest of the Company’s 100%-owned Kettle River mill and tailings facilities. Kinross has a long history of production in the region and significant infrastructure in place, including the existing portal and underground infrastructure from the historic K2 mine which will be extended to support mining of the current Curlew deposit.

The Company expects Curlew to produce approximately 940,000 gold ounces over an initial 11 year mine life from 2028 to 2038, averaging approximately 100,000 gold ounces per year for the first five full years, and 85,000 gold ounces per year for the life-of-mine.

All significant permits for mining and processing activities have been received with the exception of one state-level permit related to the tailings height increase, which is expected to be received in 2026. The site construction program is underway and critical early works are complete. The Company is on track to award major contracts for mining and construction in early 2026, and is advancing the hiring of key roles for project execution and operations.

Redbird 2

The Redbird 2 project consists of Phase 2 of the Redbird pit along with five additional satellite pits that combined are expected to incrementally produce a total of approximately 640,000 gold ounces, with first production in 2028 and an average production of approximately 155,000 gold ounces per year between 2028-2031, extending production at Bald Mountain until early 2032. The project leverages the existing infrastructure, equipment, and workforce at Bald Mountain.

Processing of Redbird 2 will take place on the Bald Mountain heap leach pad, and processing for the satellite pits will take place on the Mooney heap leach pad. The heap leach pads will be expanded to accommodate the additional mine plan inventory from this project.

Permitting for Redbird is underway, with the Redbird pit, three of the five satellite pits, and the two heap leach facilities fully permitted, allowing for the start of project ramp-up in 2026.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Great Bear

At Great Bear, Kinross continues to progress its AEX program alongside permitting, detailed engineering and procurement of major equipment for the Main Project.

For AEX, surface construction is currently 80% complete. The Company is currently working with the Ontario Ministry of Environment, Conservation and Parks to finalize the two remaining AEX water permits. The AEX underground development will provide access for resource and exploration drilling to further delineate extensions of mineralization at depth. AEX is not on the critical path for first production at Great Bear.

For the Main Project, detailed engineering is advancing well and is approximately 35% complete. Initial procurement for major process plant and surface infrastructure is underway, with contract awards in progress. Manufacturing of selected long-lead items is anticipated to commence later in 2026.

Federally, the second of three phased submissions for the Project’s Impact Statement was submitted on schedule in December. The third and final submission remains on track for the end of the first quarter of 2026. In addition to the Impact Statement, Kinross has advanced other federal Main Project permits, with technical documents submitted to Fisheries and Oceans Canada and Environment and Climate Change Canada during the quarter.

Provincially, the Company is also advancing Main Project permitting and pleased to report that the Ontario Minister of Energy and Mines officially designated the Great Bear Main Project for inclusion in its streamlined One Project, One Process permitting framework, which is expected to provide a more coordinated and integrated approach to Ontario’s mining project authorizations, permitting and Indigenous community consultation. Kinross is supportive of this streamlined approach and expects it will help facilitate Great Bear’s targeted first gold production in late 2029.

During the fourth quarter of 2025, Great Bear incurred $26.7 million on qualifying activities, defined in and required to be disclosed by its Exploration Agreement with Lac Seul First Nation and Wabauskang First Nation, as Exploration Expenditures.

Lobo-Marte

Kinross has completed baseline studies to support the Environmental Impact Assessment for the Lobo-Marte project and plans to submit it by the second quarter of 2026. Kinross also plans to provide a project update later this year. Lobo-Marte continues to be a potential large, low-cost mine with the potential to contribute to the portfolio in the early 2030s.

5.CONSOLIDATED RESULTS OF OPERATIONS

Operating Earnings (Loss) by Segment

	Years ended December 31,			2025 vs. 2024		2024 vs. 2023
(in millions)	2025	2024	2023	Change	% Change	Change	% Change
Operating segments
Tasiast	$887.7	$696.0	$549.6	$191.7	28%	$146.4	27%
Paracatu	1,242.9	505.6	407.5	737.3	146%	98.1	24%
La Coipa	364.7	210.8	147.2	153.9	73%	63.6	43%
Fort Knox(a)	592.3	307.0	65.1	285.3	93%	241.9	372%
Round Mountain	158.1	15.0	(100.3)	143.1	954%	115.3	115%
Bald Mountain	239.3	68.0	13.9	171.3	252%	54.1	389%
Non-operating segments
Great Bear	(25.9)	(43.8)	(49.9)	17.9	41%	6.1	12%
Corporate and other(b)	(181.5)	(218.3)	(231.7)	36.8	17%	13.4	6%
Total	$3,277.6	$1,540.3	$801.4	$1,737.3	113%	$738.9	92%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(b)

“Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, insurance recoveries, gains and losses on disposal of assets and investments, the impairment reversal at Lobo-Marte, and other costs relating to corporate, shutdown and other non-operating assets (including Curlew, Lobo-Marte, and Maricunga).

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Mining Operations

Tasiast – Mauritania

	Years ended December 31,
	2025	2024	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	8,538	7,601	937	12%
Tonnes processed (000’s)	8,095	8,642	(547)	(6)%
Grade (grams/tonne)	1.97	2.44	(0.47)	(19)%
Recovery	94.3%	92.1%	2.2%	2%
Gold equivalent ounces(a):
Produced	503,429	622,394	(118,965)	(19)%
Sold	486,401	609,614	(123,213)	(20)%

Earnings (in millions)
Metal sales	$1,665.9	$1,456.5	$209.4	14%
Production cost of sales	430.2	415.4	14.8	4%
Depreciation, depletion and amortization	277.9	357.1	(79.2)	(22)%
	957.8	684.0	273.8	40%
Other operating expense (income)	43.3	(21.6)	64.9	nm
Exploration and business development	26.8	9.6	17.2	179%
Segment operating earnings	$887.7	$696.0	$191.7	28%

Production cost of sales per equivalent ounce sold(a)(b)	$884	$681	$203	30%

(a)

“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(c)	“nm” means not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott.

2025 vs. 2024

In 2025, planned mine sequencing included the start of ore from the Fennec and Piment pits as well as an increase in capital development of West Branch 5, as the mining of West Branch 4 ramped down. As a result of this planned mine sequencing, tonnes of ore mined increased by 12% in 2025 compared to 2024. Mill grades decreased by 19% compared to 2024 as a result of blending higher-grade ore from West Branch 4 with lower-grade ore from Piment and from stockpiles.

Gold equivalent ounces produced and sold in 2025 decreased by 19% and 20%, respectively, compared to 2024, primarily due to the planned lower grades.

Metal sales increased by 14% compared to 2024, due to the 43% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 4% in 2025 compared to 2024, primarily due to higher royalties as a result of the higher gold prices, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold increased as a result of the increase in royalties and the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 22% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold. In 2025, other operating expense included upfront payments made in connection with the successful finalization of a new five-year collective labour agreement.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Paracatu – Brazil

	Years ended December 31,
	2025	2024	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	50,702	54,243	(3,541)	(7)%
Tonnes processed (000’s)	52,643	58,329	(5,686)	(10)%
Grade (grams/tonne)	0.43	0.36	0.07	19%
Recovery	82.0%	80.2%	1.8%	2%
Gold equivalent ounces(a):
Produced	601,318	528,574	72,744	14%
Sold	600,110	528,209	71,901	14%

Earnings (in millions)
Metal sales	$2,058.1	$1,258.9	$799.2	63%
Production cost of sales	587.1	548.6	38.5	7%
Depreciation, depletion and amortization	229.0	189.3	39.7	21%
	1,242.0	521.0	721.0	138%
Other operating (income) expense	(7.5)	7.5	(15.0)	nm
Exploration and business development	6.6	7.9	(1.3)	(16)%
Segment operating earnings	$1,242.9	$505.6	$737.3	146%

Production cost of sales per equivalent ounce sold(a)(b)	$978	$1,039	$(61)	(6)%

(a)

“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(c)	“nm” means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2025 vs. 2024

Consistent with planned mine sequencing at Paracatu, mining in 2025 continued to progress into harder, higher-grade ore, which resulted in lower mill throughput. The Company implemented additional gravity circuit infrastructure in the second half of 2024 contributing to stronger recoveries in 2025.

Gold equivalent ounces produced and sold in 2025 increased by 14% compared to 2024 as a result of the higher grades, timing of ounces processed through the mill and the increase in recoveries, partially offset by the decrease in throughput.

Metal sales increased by 63% compared to 2024, due to the 43% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 7% in 2025 compared to 2024, primarily due to the increase in gold equivalent ounces sold, higher contractor costs and higher royalties as a result of the higher gold prices, partially offset by the weakening of the Brazilian real compared to the prior year. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 21% in 2025 compared to 2024, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

La Coipa – Chile

	Years ended December 31,
	2025	2024	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	4,070	3,896	174	4%
Tonnes processed (000’s)	4,017	3,535	482	14%
Grade (grams/tonne):
Gold	2.20	2.05	0.15	7%
Silver	33.82	60.12	(26.30)	(44)%
Recovery:
Gold	76.8%	82.5%	(5.7)%	(7)%
Silver	49.7%	51.8%	(2.1)%	(4)%
Gold equivalent ounces(a):
Produced	231,770	246,131	(14,361)	(6)%
Sold	235,233	241,077	(5,844)	(2)%
Silver ounces:
Produced (000’s)	1,939	3,831	(1,892)	(49)%
Sold (000’s)	1,971	3,780	(1,809)	(48)%

Earnings (in millions)
Metal sales	$824.9	$573.3	$251.6	44%
Production cost of sales	284.2	231.3	52.9	23%
Depreciation, depletion and amortization	145.2	118.3	26.9	23%
	395.5	223.7	171.8	77%
Other operating expense	18.6	9.6	9.0	94%
Exploration and business development	12.2	3.3	8.9	nm
Segment operating earnings	$364.7	$210.8	$153.9	73%

Production cost of sales per equivalent ounce sold(a)(b)	$1,208	$959	$249	26%

(a)

“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(c)“nm” means not meaningful.

Kinross acquired its 100% interest in the La Coipa open pit mine, located in the Atacama region in Chile, in 2007. In February 2022, the mine poured its first gold bar after restarting operations following the suspension of activities since October 2013.

2025 vs. 2024

Mining at La Coipa in 2025, which included the continued capital development of the Phase 7 pit, focused on mining of both the Puren and Phase 7 pits, resulting in a 4% increase in tonnes of ore mined, a 7% increase in gold grades, and a 44% decrease in silver grades compared to 2024. Tonnes processed increased by 14% compared to 2024, due to mill optimization activities and the increase in tonnes of ore mined. Changing ore characteristics from the increased mix of Puren ore processed, due to mine sequencing, resulted in a decrease in gold recoveries in 2025.

Gold equivalent ounces produced in 2025 decreased by 6% compared to 2024, due to the decrease in silver grades, the timing of ounces processed through the mill and the decrease in gold recoveries. These decreases were partially offset by the increase in throughput and gold grades. Gold equivalent ounces sold in 2025 decreased by 2% due to the decrease in production, partially offset by the timing of sales, which also resulted in gold equivalent ounces sold exceeding production in 2025.

Metal sales increased by 44% compared to 2024, primarily due to the 43% increase in the average realized gold price. Production cost of sales increased by 23% in 2025 compared to 2024, primarily due to higher royalties as a result of the higher gold prices and the higher proportion of Puren ore processed, which holds a higher royalty. Production cost of sales were further impacted by higher labour and contractor costs. Production cost of sales per equivalent ounce sold increased as a result of the increases in royalty, labour and contractor costs. Depreciation, depletion and amortization increased by 23% in 2025 compared to 2024, due to an adjustment recorded in 2024. In 2025, other operating expense included upfront payments made in connection with the successful finalization of a new two-year collective labour agreement. Fort Knox (100% basis) – USA(a).

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Fort Knox (100% basis) – USA(a)

	Years ended December 31,
	2025	2024	Change	% Change(f)
Operating Statistics
Tonnes ore mined (000’s)	33,365	33,672	(307)	(1)%
Tonnes processed (000’s)(b)	31,525	34,131	(2,606)	(8)%
Grade (grams/tonne)(c)	1.75	1.49	0.26	17%
Recovery(c)	89.3%	85.4%	3.9%	5%
Gold equivalent ounces(d):
Produced	410,822	377,258	33,564	9%
Sold	417,104	375,402	41,702	11%

Earnings (in millions)
Metal sales	$1,408.6	$912.5	$496.1	54%
Production cost of sales	558.6	452.5	106.1	23%
Depreciation, depletion and amortization	223.9	140.9	83.0	59%
	626.1	319.1	307.0	96%
Other operating expense	17.6	0.5	17.1	nm
Exploration and business development	16.2	11.6	4.6	40%
Segment operating earnings	$592.3	$307.0	$285.3	93%

Production cost of sales per equivalent ounce sold(d)(e)	$1,339	$1,205	$134	11%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(b)

Includes 970,000 tonnes processed from Manh Choh and 25,662,000 tonnes placed on the heap leach pad during 2025 (2024 – 519,000 tonnes processed from Manh Choh and 27,649,000 tonnes placed on the heap leach pad).

(c)

Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.22 grams per tonne during 2025 (2024 – 0.22 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(d)

“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“nm” means not meaningful.

The Company has been operating the Fort Knox open pit mine, located near Fairbanks, Alaska, since it was acquired in 1998. In September 2020, the Company acquired a 70% ownership interest in Manh Choh, located approximately 400 kilometres southeast of the Fort Knox mine.

2025 vs. 2024

Planned mine sequencing at Fort Knox in 2025 included the completion of mining Phase 9 leachable ore in the third quarter of 2025 and the advancement of Phase 10, which was completed mid-year. Tonnes processed decreased by 8% compared to 2024, primarily due to a decrease in tonnes of ore mined and placed on the heap leach pad, partially offset by the processing of Manh Choh ore, which was introduced at the Fort Knox mill in the third quarter of 2024. The processing of Manh Choh ore also resulted in a 17% increase in mill grades and 5% increase in recoveries compared to 2024.

Gold equivalent ounces produced in 2025 increased by 9% compared to 2024, primarily due to a full year of production from higher-grade, higher-recovery ore from Manh Choh in 2025, partially offset by the decrease in throughput. Gold equivalent ounces sold increased by 11% compared to 2024 due to the increase in production and the timing of sales, which also resulted in gold equivalent ounces sold exceeding production in 2025.

Metal sales increased by 54% compared to 2024, due to the 43% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 23% in 2025 compared to 2024, primarily due to the increase in gold equivalent ounces sold, higher royalties, higher maintenance costs and higher reagent costs related largely to the start of Manh Choh production. Production cost of sales per equivalent ounce sold increased as a result of the higher royalty and maintenance costs. Depreciation, depletion, and amortization increased by 59% in 2025 compared to 2024 due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, with the commencement of depreciation at Manh Choh.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Round Mountain – USA

	Years ended December 31,
	2025	2024	Change	% Change(e)
Operating Statistics
Tonnes ore mined (000’s)	7,204	13,271	(6,067)	(46)%
Tonnes processed (000’s)(a)	9,660	10,890	(1,230)	(11)%
Grade (grams/tonne)(b)	0.63	1.07	(0.44)	(41)%
Recovery(b)	74.5%	76.3%	(1.8)%	(2)%
Gold equivalent ounces(c):
Produced	143,402	215,387	(71,985)	(33)%
Sold	142,739	214,996	(72,257)	(34)%

Earnings (in millions)
Metal sales	$489.6	$506.8	$(17.2)	(3)%
Production cost of sales	273.8	328.3	(54.5)	(17)%
Depreciation, depletion and amortization	80.7	193.2	(112.5)	(58)%
Impairment reversal	—	(74.1)	74.1	nm
	135.1	59.4	75.7	127%
Other operating income	(55.4)	(9.7)	(45.7)	nm
Exploration and business development	32.4	54.1	(21.7)	(40)%
Segment operating earnings	$158.1	$15.0	$143.1	954%

Production cost of sales per equivalent ounce sold(c)(d)	$1,918	$1,527	$391	26%

(a)	Includes 6,068,000 tonnes placed on the heap leach pads during 2025 (2024 – 7,566,000 tonnes).
(b)

Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.29 grams per tonne in 2025 (2024 – 0.32 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)

“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	“nm” means not meaningful.

The Company acquired a 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick Gold Corporation (“Barrick”).

2025 vs. 2024

Round Mountain was in a transition year in 2025 with the completion of Phase W mining and mining of initial ore from Phase S starting in the third quarter, which is expected to continue to ramp up in 2026. Tonnes of ore mined decreased by 46% in 2025 compared to 2024, due to the completion of Phase W mining and an increase in operating waste mined as Phase S continues its transition out of capital development. Mill grades decreased by 41% in 2025 as a result of blending higher-grade ore mined from Phase W and initial Phase S ore with lower-grade stockpiles. Tonnes processed decreased by 11%, compared to 2024, due to the decrease in ore mined, partially offset by the processing of stockpiled ore.

Gold equivalent ounces produced and sold in 2025 decreased by 33% and 34%, respectively, compared to 2024, primarily due to the lower mill grades and fewer ounces recovered from the heap leach pads.

Metal sales decreased by 3% compared to 2024, due to the decrease in gold equivalent ounces sold, partially offset by the 43% increase in the average realized gold price. Production cost of sales decreased by 17% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold, partially offset by higher cost ounces from the heap leach pads. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 58% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold and the lower Phase W depreciable asset base. In 2025, a reversal of previous net realizable value inventory adjustments was recorded which further decreased production cost of sales by $19.0 million and depreciation, depletion and amortization by $14.7 million.

In the third quarter of 2024, the Company recognized a reversal of a previously recorded impairment charge of $74.1 million related to property, plant and equipment, as a result of an increase in the Company’s estimates of future gold prices. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $0.7 million.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

In 2025, other operating income included a $54.9 million recovery reflecting the revised estimated cost of Round Mountains’ reclamation and remediation obligation as a result of the extension of the mine life by eight years to 2038, with the decision to proceed with the construction of Phase X.

Bald Mountain – USA

	Years ended December 31,
	2025	2024	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000’s)	12,728	18,392	(5,664)	(31)%
Tonnes processed (000’s)	12,728	18,392	(5,664)	(31)%
Grade (grams/tonne)(a)	0.42	0.48	(0.06)	(13)%
Gold equivalent ounces(b):
Produced	179,169	181,047	(1,878)	(1)%
Sold	177,430	182,760	(5,330)	(3)%

Earnings (in millions)
Metal sales	$604.0	$438.2	$165.8	38%
Production cost of sales	212.5	220.3	(7.8)	(4)%
Depreciation, depletion and amortization	142.4	143.0	(0.6)	0%
	249.1	74.9	174.2	nm
Other operating expense	4.0	0.9	3.1	nm
Exploration and business development	5.8	6.0	(0.2)	(3)%
Segment operating earnings	$239.3	$68.0	$171.3	252%

Production cost of sales per equivalent ounce sold(b)(c)	$1,198	$1,205	$(7)	(1)%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)

“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(d)	“nm” means not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which included a large associated land package and a 50/50 exploration joint venture executed with Barrick. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2025 vs. 2024

Planned mine sequencing at Bald Mountain in 2025 focused primarily on mining of the Saga and LBM pits, before transitioning mid-year to mining of the lower-grade Bida, Galaxy and Royale pits, as well as the capital development at Redbird Phase I, resulting in a 31% decrease in tonnes of ore mined and processed, and a 13% decrease in grade compared to 2024.

Gold equivalent ounces produced and sold in 2025 were comparable to 2024 as the decreases in ounces placed on the heap leach pads and grade were offset by the timing of ounces recovered from the heap leach pads.

Metal sales increased by 38% compared to 2024, due to the 43% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 4% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold and depreciation, depletion and amortization were comparable to 2024.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Consolidated Results

Impairment Reversal

	Years ended December 31,
(in millions)	2025	2024	Change	% Change(a)
Impairment reversal	$(116.1)	$(74.1)	$(42.0)	nm

(a)“nm” means not meaningful.

In the fourth quarter of 2025, the Company recorded a reversal of a previously recorded impairment charge of $116.1 million, related entirely to property, plant and equipment at Lobo-Marte, as a result of an increase in the Company’s estimates of future gold prices. The reversal was limited to the remaining impairment charge previously recorded. The tax impact of the impairment reversal was an income tax expense of $34.5 million.

In the third quarter of 2024, the Company recorded a reversal of a previously recorded impairment charge of $74.1 million, related entirely to property, plant and equipment at Round Mountain, as a result of an increase in the Company’s estimates of future gold prices. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been previously recognized, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal was an income tax expense of $0.7 million.

Exploration and Business Development

	Years ended December 31,
(in millions)	2025	2024	Change	% Change
Exploration and business development	$204.4	$197.8	$6.6	3%

Included in total exploration and business development expense are expenditures on exploration totaling $173.5 million in 2025 compared to $166.4 million in 2024.

General and Administrative

	Years ended December 31,
(in millions)	2025	2024	Change	% Change
General and administrative	$139.9	$126.2	$13.7	11%

General and administrative expense includes costs related to the overall management of the business which are not part of direct mine operating costs. These costs are incurred at corporate offices located in Canada, the United States, Brazil, Chile, the Netherlands, and Spain.

In 2025, general and administrative expense included net share-based compensation of $17.2 million (gross share-based compensation expense of $66.6 million, net of related hedge gains of $49.4 million). In 2024, general and administrative expense included net share-based compensation of $10.5 million (gross share-based compensation expense of $21.1 million, net of related hedge gains of $10.6 million). Refer to Section 6 – Liquidity and Capital Resources for details on the hedges.

Finance Expense

	Years ended December 31,
(in millions)	2025	2024	Change	% Change
Interest expense, including accretion of debt and lease liabilities	$81.8	$50.5	$31.3	62%
Accretion of reclamation and remediation obligations	49.5	40.9	8.6	21%
Finance expense	$131.3	$91.4	$39.9	44%

Total interest incurred in 2025 was $91.9 million, of which $81.8 million was expensed and $10.1 million was capitalized, compared to $138.7 million in 2024, of which $50.5 million was expensed and $88.2 million was capitalized. The decrease in total interest incurred was primarily due to repayments on the term loan.

Accretion of reclamation and remediation obligations increased by $8.6 million compared to 2024, primarily as a result of increases in the cost estimates and discount rates for the Company’s reclamation and remediation obligations as at December 31, 2024.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania. The Company’s combined federal and provincial statutory tax rate for both 2025 and 2024 was 26.5%.

The Company recorded an income tax expense of $724.7 million in 2025 (2024 – $487.4 million), including a $36.4 million deferred tax recovery (2024 – $86.4 million expense) resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the recognition and non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Divestitures

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante for total consideration of $225.0 million in cash and shares. In accordance with the share purchase and sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante common shares on closing, and the remaining cash consideration of $128.8 million (the “Deferred Consideration”) was to be received over the two-year period subsequent to closing.

On August 8, 2025, the Company and Asante amended the share purchase and sale agreement (the “Amended Sale Agreement”) including with respect to the remaining Deferred Consideration. On August 12, 2025, Asante settled the outstanding Deferred Consideration including accrued interest through a cash payment of $53.4 million, 36,927,650 Asante common shares, and a convertible debenture in the principal amount of $79.7 million, which was determined to be fair value. The Asante common shares were recorded at fair value of $44.0 million based on the quoted market price on the closing date and were subsequently measured at fair value through other comprehensive income. The convertible debenture had a maturity date of August 12, 2032 and a conversion option of C$1.81 per share up until August 12, 2030,

In connection with the Amended Sale Agreement, the Company recognized interest of $31.8 million in finance income and a gain on refinancing of $15.4 million in other income on closing of the August 8, 2025 transaction.

In September 2025, the Company sold all of its Asante common shares, an aggregate of 66,778,634 shares, for net consideration of $82.8 million. As a result, the Company recognized gains in other comprehensive income of $5.5 million.

In October 2025, the Company exercised its conversion option on the total amount of the convertible debenture, including principal and accrued interest, and received 61,735,867 Asante common shares. The Company subsequently sold all of the newly issued Asante common shares for net proceeds of $95.5 million and recognized an additional gain of $15.8 million in other income in the year ended December 31, 2025. In combination with the cash payments received from the Amended Sale Agreement and the proceeds from the sale of Asante securities, the Company received $231.7 million in cash in the year ended December 31, 2025.

Since the closing of the transaction in 2022, the Company has realized $313.6 million in cash proceeds compared with the original sale price of $225.0 million.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

6.LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2025	2024	Change	% Change(b)
Net cash flow provided from operating activities	$3,760.5	$2,446.4	$1,314.1	54%
Net cash flow of continuing operations used in investing activities	(1,056.8)	(1,189.9)	133.1	nm
Net cash flow of discontinued operations provided from investing activities(a)	53.4	10.0	43.4	nm
Net cash flow used in financing activities	(1,628.0)	(1,005.9)	(622.1)	nm
Effect of exchange rate changes on cash and cash equivalents	1.7	(1.5)	3.2	nm
Increase in cash and cash equivalents	1,130.8	259.1	871.7	nm
Cash and cash equivalents, beginning of period	611.5	352.4	259.1	74%
Cash and cash equivalents, end of period	$1,742.3	$611.5	$1,130.8	185%

(a)	The cash inflows represent proceeds in respect of the sale of the Company’s Chirano operation. The Chirano operation was classified as discontinued in 2022.
(b)	“nm” means not meaningful.

In 2025, cash and cash equivalents increased by $1,130.8 million compared to an increase of $259.1 million in 2024. Total cash and cash equivalents net of debt was $1,004.1 million as at December 31, 2025. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2025 vs. 2024

Net cash flow provided from operating activities increased by $1,314.1 million compared to 2024, primarily due to the increase in margins, partially offset by an increase in income taxes paid and a decrease in working capital.

Investing Activities

2025 vs. 2024

Net cash flow of continuing operations used in investing activities was $1,056.8 million in 2025, compared to $1,189.9 million in 2024. Cash outflows in 2025 included capital expenditures of $1,194.2 million, partially offset by proceeds from the sale of long-term investments and other assets, including net consideration of $178.3 million for the sale of Asante common shares. In 2024, cash outflows included capital expenditures of $1,075.5 million and interest paid capitalized to property, plant and equipment of $92.6 million.

The following table presents a breakdown of capital expenditures(a) on a cash basis:

	Years ended December 31,
(in millions)	2025	2024	Change	% Change
Operating segments
Tasiast	$352.3	$343.9	$8.4	2%
Paracatu	188.6	140.5	48.1	34%
La Coipa	90.8	69.4	21.4	31%
Fort Knox(b)	154.2	292.2	(138.0)	(47)%
Round Mountain	136.9	126.3	10.6	8%
Bald Mountain	137.7	49.5	88.2	178%
Non-operating segments
Great Bear(c)	104.6	43.9	60.7	138%
Corporate and other(d)	29.1	9.8	19.3	197%
Total	$1,194.2	$1,075.5	$118.7	11%

(a)	“Capital expenditures” is “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(b)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(c)	An additional $16.9 million was expensed as exploration and evaluation expenditures in 2025 (2024 – $36.8 million).
(d)	“Corporate and other” includes corporate and other non-operating assets (including Curlew, Lobo-Marte, and Maricunga).

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Capital expenditures increased to $1,194.2 million in 2025 from $1,075.5 million in 2024. The increase was driven by the ramp-up of development activities at Great Bear, Round Mountain Phase X and Bald Mountain Redbird Phases 1 and 2, increased capital development at La Coipa Phase 7 as well as additional sustaining capital expenditures at Paracatu, including an incremental raise at the Eustaquio tailings dam. These increases were partially offset by lower spending on capital development due to planned mine sequencing at Fort Knox, with the completion of Phase 10 capital development mid-year, and Manh Choh.

Financing Activities

2025 vs. 2024

Net cash flow used in financing activities was $1,628.0 million in 2025, compared to $1,005.9 million in 2024. Cash outflows in 2025 included debt repayments of $700.0 million, total return of capital of $752.4 million (including share repurchases of $600.3 million and dividends paid to common shareholders of $152.1 million) and distributions paid to non-controlling interests of $102.0 million. In 2024, cash outflows included total term loan repayments of $800.0 million, dividends paid to common shareholders of $147.5 million and distributions paid to non-controlling interests of $40.5 million.

Balance Sheets

	As at December 31,
(in millions)	2025	2024	2023
Cash and cash equivalents	$1,742.3	$611.5	$352.4
Current assets	$3,288.5	$2,126.7	$1,802.3
Total assets	$12,411.1	$10,865.6	$10,543.3
Current liabilities, including current portion of long-term debt	$1,399.6	$1,060.1	$685.5
Total debt, including current portion	$738.2	$1,435.4	$2,232.6
Total liabilities	$3,717.0	$3,865.0	$4,357.6
Common shareholders’ equity	$8,576.0	$6,861.6	$6,083.7
Non-controlling interests	$118.1	$139.0	$102.0

During 2025, current assets and total assets increased by $1,161.8 million and $1,545.5 million, respectively, primarily due to the increase in cash and cash equivalents. Total assets were also impacted by an increase in property, plant and equipment, as a result of additions, net of depreciation, and the $116.1 million impairment reversal at Lobo-Marte. Current liabilities increased by $339.5 million, primarily due to an increase in accounts payable and accrued liabilities, and current income tax payable, partially offset by the repayment of the remaining $200.0 million on the term loan. Total liabilities decreased by $148.0 million, primarily driven by the $500.0 million early repayment of the 2027 senior notes, partially offset by the increase in current liabilities.

During 2024, current assets and total assets increased by $324.4 million and $322.3 million, respectively, primarily due to the increase in cash and cash equivalents and an increase in inventories. Current liabilities increased by $374.6 million to $1,060.1 million, primarily due to the reclassification of the $1.0 billion term loan from long-term to current, offset by repayments of $800.0 million of that term loan in 2024, as well as an increase in current income tax payable. Total liabilities decreased by $492.6 million to $3,865.0 million, primarily due to the term loan repayments, partially offset by the increase in current income tax payable, an increase in reclamation and remediation obligations and an increase in deferred tax liabilities.

During 2025, the Company repurchased and cancelled 30.7 million common shares under its NCIB. As of February 17, 2026, there were 1,199.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 4.4 million restricted share units and 3.7 million restricted performance share units outstanding under its restricted share unit plans.

On February 18, 2026, the Board of Directors declared a dividend of $0.04 per common share payable on March 26, 2026, to shareholders of record on March 11, 2026.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Financings and Credit Facilities

Senior notes

The total carrying amount of debt of $738.2 million as at December 31, 2025 is entirely for the senior notes which are classified as long-term. The Company’s senior notes consist of $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

On December 4, 2025, the Company redeemed all outstanding $500.0 million 4.50% senior notes ahead of their July 15, 2027 due date.

The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2033 and within six months of maturity of the notes due in 2041, the Company can redeem the notes at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

The Company has a revolving credit facility of $1,500.0 million. On December 17, 2025, the Company amended the revolving credit facility to extend the maturity by one year to December 2030, restoring a five-year term. As at December 31, 2025, a balance of $nil (December 31, 2024 - $nil) was outstanding under the revolving credit facility and $7.0 million (December 31, 2024 – $6.9 million) of letters of credit were utilized.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2025, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.25%
Letters of credit	0.833-1.25%
Standby fee applicable to unused availability	0.125%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at December 31, 2025.

Other

The Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $400.0 million to $500.0 million and extended the maturity date from June 30, 2026 to June 30, 2028, effective November 4, 2025. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2025, $250.9 million (December 31, 2024 – $247.2 million) was utilized under this facility.

In addition, as at December 31, 2025, the Company had $848.1 million (December 31, 2024 – $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.65%.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

The following table outlines the credit facility utilizations and availabilities:

	As at,
	December 31,	December 31,
(in millions)	2025	2024
Utilization of revolving credit facility	$(7.0)	$(6.9)
Utilization of EDC facility	(250.9)	(247.2)
Total facility utilization	$(257.9)	$(254.1)

Available under revolving credit facility	$1,493.0	$1,493.1
Available under EDC credit facility	249.1	152.8
Available credit	$1,742.1	$1,645.9

Liquidity Outlook

As at December 31, 2025, debt obligations in the next 12 months include estimated interest payments of approximately $48.4 million relating to the senior notes.

We believe that the Company’s existing cash and cash equivalents balance of $1,742.3 million, available credit of $1,742.1 million and expected operating cash flows based on current assumptions (noted in Section 3 – Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 – Outlook), interest payments, reclamation and remediation obligations, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as at December 31, 2025:

				2031 &
(in millions)	Total	2026	2027-2030	thereafter
Debt(a)	$750.0	$—	$—	$750.0
Lease liability obligations	23.4	7.9	14.0	1.5
Operating lease obligations	30.9	14.7	16.2	—
Purchase obligations(b)	3,168.1	1,740.3	1,263.8	164.0
Reclamation and remediation obligations	1,905.5	70.4	357.5	1,477.6
Other liabilities and provisions	34.8	6.8	17.2	10.8
Interest and other fees	571.7	57.7	225.8	288.2
Total	$6,484.4	$1,897.8	$1,894.5	$2,692.1

(a)	Debt repayments are based on amounts due pursuant to the terms of existing indebtedness.
(b)	Includes both capital and operating commitments, of which $1,253.9 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices and currency exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

The following table provides a summary of derivative contracts outstanding at December 31, 2025 and their respective maturities:

	2026	2027
Foreign currency
Brazilian real zero cost collars (in millions of U.S. dollars)	$174.0	$44.4
Average put strike (Brazilian real)	5.34	5.60
Average call strike (Brazilian real)	7.29	6.97
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$174.0	$12.0
Average forward rate (Canadian dollar)	1.36	1.37
Chilean peso zero cost collars (in millions of U.S. dollars)	$105.0	$—
Average put strike (Chilean peso)	924	—
Average call strike (Chilean peso)	1,007	—
Energy
WTI oil swap contracts (barrels)	1,088,400	408,000
Average price	$61.59	$60.63

Subsequent to December 31, 2025, the following new derivative contracts were entered into:

●	174,000 barrels of WTI oil swap contracts at an average rate of 58.50 per barrel maturing in 2027.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRS. At December 31, 2025, 2,515,000 TRS units were outstanding (December 31, 2024 – 4,365,000 TRS units).

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2025 or 2024.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
	December 31,	December 31,
(in millions)	2025	2024
Asset (liability)
Foreign currency forward and collar contracts	$5.9	$(17.7)
Energy swap contracts	(6.1)	1.8
Total return swap contracts	8.3	1.2
Other contracts	—	0.2
	$8.1	$(14.5)

Other legal matters

The Company is, from time to time, involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal were stayed pending ongoing settlement discussions.

In November 2025, CMM submitted the fifth version of the PdR to the CDE along with a draft settlement agreement. The settlement agreement’s core commitment is the execution of the PdR. The total cost of the PdR is estimated at $19.8 million. The PdR and the settlement agreement were presented to both the CDE’s Environmental Committee and the Council and were approved during their sessions on December 23, 2025, and January 6, 2026, as applicable. The settlement (along with the PdR) now has to be presented to and approved by the Environmental Court. The timeframe for this approval is expected to be in the first quarter or second quarter of 2026. The parties are now separately working on a protocol for the follow-up of the PdR’s actions and obligations and approvals of milestone fulfillments.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process continued until March 29, 2024, when OHA and the Attorney General advised the Court that they would like to discontinue the mediation process and requested that the Court lift the stay. Based thereon, the Court lifted the stay and entered a Scheduling Order. On September 19, 2024, Crown, KGUSA and OHA filed a Joint Motion for Entry of [Proposed] Consent Decree, which seeks Court approval of a proposed settlement of OHA’s claims in the lawsuit. On October 31, 2024, the Court entered the Consent Decree approving the settlement among KGUSA, Crown and OHA. Under the settlement, KGUSA and Crown paid a total of $5.4 million, inclusive of attorneys’ fees and payments towards supplemental environmental projects in the local area by conservation organizations. The State of Washington was not a party to this settlement. On November 22, 2024, KGUSA and Crown moved for judgment on the pleadings against the State of Washington, which motion was granted on February 4, 2025, and the State’s Amended Complaint was dismissed with prejudice. The State of Washington subsequently moved for relief from judgment, which was denied on March 11, 2025. On April 9, 2025, the State of Washington filed a Notice of Appeal as to the Court’s order granting judgment on the pleadings and this appeal remains pending.

Manh Choh related matters

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. (“KG Mining”). KG Mining is a 70% owner and managing member of Peak Gold, LLC (“Peak Gold”), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful.

On October 20, 2023, the Committee for Safe Communities (“CSC”), an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities (“DOT”). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold’s ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT’s actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and sought expedited consideration of its motion. If granted, the motion could impact Peak Gold’s ore haul plans. On November 9, 2023, the Court denied the plaintiff’s motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC’s motion to intervene. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery. On May 14, 2024, the Court issued an Order denying the plaintiff’s motion for preliminary injunction and staying discovery. On June 24, 2024, the Court issued an Order granting judgment on the pleadings as to three of the four claims for relief alleged in the Complaint and denying relief as to the claim for public nuisance. The Order further lifted the stay of discovery. On July 3, 2024, the DOT filed a motion for reconsideration as to the Court’s Order on the motion for judgment on the pleadings, which

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Peak Gold joined. On September 13, 2024, the Court entered an Order denying this motion. On May 9, 2025, and at CSC’s request, the Court entered an Order of Dismissal Without Prejudice as to CSC’s one remaining claim, vacated the trial date and closed the case.

On July 1, 2024, the Village of Dot Lake, a federally recognized Indian Tribe, located approximately 50 miles from the Manh Choh mine on the ore haul route along the Alaska Highway (“Dot Lake”), filed a Complaint in the U.S. District Court for the District of Alaska against U.S. Army Corps of Engineers (the “Corps”) and Lt. General Scott A. Spellmon, in his official capacity as Chief of Engineers and Commanding General of the Corps. The Complaint seeks declaratory and injunctive relief based on the Corps’ alleged failure to consult with Dot Lake and to undertake an adequate environmental review with respect to the Corps’ issuance in September 2022 of a wetlands disturbance permit in connection with the overall permitting of the Manh Choh mine as to approximately 5 acres of wetlands located on Tetlin Village land. Peak Gold is not named as a defendant in the Complaint and, on August 20, 2024, Peak Gold moved to intervene in the action, which Dot Lake has opposed. On October 10, 2024, the Court granted intervention to Peak Gold. On October 18, 2024, Peak Gold joined the partial motion to dismiss that the Corps filed on August 23, 2024. On March 19, 2025, the Court entered an Order on Motion to Partially Dismiss, which Order dismissed three of the four claims asserted in the Complaint. On April 1, 2025, Dot Lake filed an Amended Complaint which seeks to reassert one of the claims that was dismissed without prejudice. On May 2, 2025, Peak Gold filed a Motion to Dismiss this reasserted claim, which motion was granted on July 31, 2025. On September 29, 2025, the Court entered an Order dismissing the action with prejudice based on the Stipulated Dismissal of Action filed by the parties and the Court closed the case.

7.SUMMARY OF QUARTERLY INFORMATION

	2025				2024
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$2,023.0	$1,802.1	$1,728.5	$1,497.5	$1,415.8	$1,432.0	$1,219.5	$1,081.5
Net earnings attributable to common shareholders	$906.5	$584.9	$530.7	$368.0	$275.6	$355.3	$210.9	$107.0
Net earnings per share attributable to common shareholders (basic and diluted)	$0.75	$0.48	$0.43	$0.30	$0.22	$0.29	$0.17	$0.09
Net cash flow provided from operating activities	$1,146.9	$1,024.1	$992.4	$597.1	$734.5	$733.5	$604.0	$374.4

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the fourth quarter of 2025, revenue was $2,023.0 million on sales of 487,972 total gold equivalent ounces compared to $1,415.8 million on sales of 531,729 total gold equivalent ounces during the fourth quarter of 2024. The average realized gold price in the fourth quarter of 2025 was $4,144 per ounce compared to $2,663 per ounce in the fourth quarter of 2024.

Production cost of sales in the fourth quarter of 2025 increased by 8% compared to the fourth quarter of 2024. The increase in costs was mainly due to production and sales mix, and higher royalty costs in 2025 as a result of the higher average realized gold price.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves and impairment reversals during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

In the fourth quarter of 2025, the Company recorded an impairment reversal of $116.1 million related to property, plant and equipment at Lobo-Marte. In the third quarter of 2024, the Company recorded an after-tax impairment reversal of $74.1 million, related to property, plant and equipment at Round Mountain. The tax impact of the impairment reversals was an income tax expense of $34.5 million and $0.7 million in 2025 and 2024, respectively.

Net cash flow provided from operating activities increased to $1,146.9 million in the fourth quarter of 2025 from $734.5 million in the fourth quarter of 2024, primarily due to the increase in margins and changes in working capital, partially offset by income taxes paid.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

8.DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2025.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the financial statements.

Accounting Changes

On January 1, 2025, the Company adopted amendments to IAS 21 “The Effects of Changes in Foreign Exchange” as disclosed in Note 4 of the financial statements.

10.RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2024, which is available on the Company’s website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2025, which will be filed on SEDAR+ on or about March 31, 2026.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank demand, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; new or proposed tariffs; and global or regional political or economic uncertainties and tensions.

In 2025, the Company’s attributable average realized gold price increased to $3,426 per ounce from $2,391 per ounce in 2024. If the market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as fuel, explosives, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and advance its development projects. A shortage of, or inability to procure, such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile and Brazil. Market prices of input commodities can be subject to inflation, new taxes or tariffs and volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. A delay in receipt of any permits or an increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company’s control such as conflicts, trade disputes, a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price increases.

Environmental Impact and Related Regulatory Risk

Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations, change the extent of reclamation and remediation work required to be performed by the Company or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, Brazilian lawmakers and regulators have enacted, and continue to implement and enforce, legislation and regulations aimed at addressing risks of future tailings dam failures. At both the federal and state levels, these measures include stricter technical and safety requirements for permitting and ongoing operations, increased oversight and inspection by regulatory authorities, additional financial assurances and closure-related obligations, and higher fines and penalties for environmental damages. Regulations have also expanded requirements related to emergency planning and the management of risks to residents and employees living and working downstream. These laws and regulations could significantly increase the costs associated with Kinross’ operations. For further discussion on the risks related to financial assurances and tailings dam closures, refer below to the section titled “Environmental Liability and Reclamation Costs”.

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details, refer to the “Other legal matters” section of this MD&A.

Development Projects

Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these permits and approvals and meet permit requirements, are often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; a lower than expected recovery rate; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the continuing operability of its enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, fires, earthquakes and pandemics; tariffs and trade disputes between countries; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Mineral Reserve and Mineral Resource Estimates

The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold and/or silver may render mineral reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, reduced income or increased losses and reduced cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves. The estimates of mineral reserves and mineral resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained gold and silver in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

There are numerous uncertainties inherent in estimating quantities of mineral reserves and mineral resources. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Mauritania, Canada and Finland and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: war; military conflicts terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation, development and ownership of mineral resources and the legality of mining generally. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, the ability to operate, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation or nationalization of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company.

Anti-bribery Legislation

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control and compliance policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time-consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and time-consuming assessment of a requested permit than anticipated in the form of an Environmental Impact Statement. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross’ ability to operate and could have a material effect on Kinross’ financial performance, project timelines and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Nature of Mineral Exploration and Mining

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, toxic gas releases, hoisting and underground shaft related failures, flooding, pit wall instability or failures, heap leach failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material, and could have an adverse impact on Kinross’ operations. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Further, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities. Large amounts of capital are frequently required to purchase necessary equipment. Delays due to equipment malfunction or inadequacy may adversely affect Kinross’ results of operations. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, war, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross’ operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company’s operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss.

Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production may not be generally available to Kinross or to other companies in the mining industry on acceptable terms. As a result, Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations. Kinross reviews its insurance coverage at least annually to ensure that, where available, appropriate and cost-effective coverage is obtained.

Economic Viability of Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, access to water, financing costs and governmental regulations, including regulations relating to prices, taxes, permitting, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Environmental Liability and Reclamation Costs

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

In the United States, certain mining wastes from extraction, beneficiation, and processing of ores that would otherwise be considered hazardous waste under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility or property, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility or property, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unauthorized releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental and land-use laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation and remediation costs under IFRS at $991.8 million as at December 31, 2025 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

The Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances required in Brazil under their tailings dam legislation. The amount and nature of financial assurance is dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operating, investing and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites,

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company. In such a case Kinross would remain responsible for any reclamation costs, cleanup costs and other liabilities.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be changed or inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention or relating to the definitive agreement entered into by the Company and the Government of Mauritania in 2021; (8) application of tax laws including potential re-assessments of historical tax filings; and (9) the potential for the government to seek increased economic benefits from the Company’s operations. These issues include, but are not limited to, the long-term stability in the Company’s relationship with the workers’ union, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce. There can be no assurance that disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company’s mining convention.

Title to Properties, Community Relations and Indigenous Groups

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the United States.

Certain of Kinross’ mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous people. The assertion of such rights may trigger various international and national laws, codes, resolutions, conventions, guidelines, or impose obligations on governments and the Company to respect the rights of Indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or other Indigenous peoples may require accommodation including undertakings regarding employment, revenue sharing, procurement, other financial payments and other matters. This may affect the Company’s ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company’s reputation, results of operations and financial performance.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirements of Section 404 of the SOX, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the SOX. Kinross’ failure to satisfy the requirements of the SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the SOX.

Human Resources and Labour Relations

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In the event that the services of a number of Kinross’ executive officers are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in our forecasted gold price. For 2026, sensitivity to a 10% change in our forecasted gold price is estimated to have an approximate $860 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2026, sensitivity to a 10% change in our forecasted silver price is estimated to have an approximate $15 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Credit Ratings and Debt Markets

The mining, processing, development, and exploration of Kinross’ properties, as well as the acquisition of new mining and development properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company’s ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from S&P, Moody’s, and Fitch Ratings Ltd. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to the rating agencies, or should the Company’s business prospects deteriorate, the credit ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates and reductions in the market price of gold and/or silver; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenditures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flows from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in U.S. dollars. Kinross’ costs are incurred principally in Canadian dollars, U.S. dollars, Chilean pesos, Brazilian reais and Mauritanian ouguiyas. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of production and capital expenditures in U.S. dollar terms. Kinross’ costs are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso and Brazilian real are currently convertible into Canadian and U.S. dollars, they may not always be convertible in the future. The Mauritanian ouguiya is convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in foreign currencies relative to the U.S. dollar is disclosed in Section 3 – Outlook of this MD&A and Note 10 of the Company’s financial statements for the year ended December 31, 2025.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Acquisition and Disposition Strategy Risks and Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

As part of Kinross’ business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry, along with assets to support its business operations or dispose of assets it currently owns. Any acquisition or disposition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross’ business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross’ acquisition success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition, disposition or other business arrangement that it pursues on favourable terms. Any acquisitions, dispositions or other business arrangements completed may not ultimately benefit Kinross’ business and could impair its results of operations, profitability and financial results. Acquisitions, dispositions and other business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material ore body may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross’ operations resulting from these acquisitions; the integration of the acquired business or assets or sales process may divert management’s attention and disrupt Kinross’ ongoing business and its relationships with employees, customers, suppliers and contractors; the acquired business or assets may have unknown liabilities which may be significant; a purchaser may be unable to pay all or part of any purchase price due after closing; and Kinross may become subject to litigation, which could result in substantial costs and damages and divert management’s attention and resources. Additionally, although the Company conducts due diligence in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller or purchaser if any of the representations or warranties provided in connection with an acquisition or disposition proves to be inaccurate or if the purchaser is unable to pay all or part of the purchase price due after closing. Should these or other risks develop, Kinross may suffer significant financial losses or be required to write-down the value of the assets acquired (see Risk Analysis related to impairment, below).

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross’ leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources.

There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. For cash and cash equivalents, trade receivables and derivative contracts, the Company only transacts with highly-rated counterparties. For other receivables, a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Global Financial Condition

The volatility and challenges that global economies continue to experience affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

●	Volatility in commodity prices, foreign exchange rates and interest rates;
●	Tightening of credit markets;
●	Counterparty risk; and
●	Volatility in the prices of publicly traded entities.

The volatility in commodity prices, foreign exchange rates and interest rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

As at December 31, 2025, the Company had $1,742.1 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially costs and expenses to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction.

In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights or being found in contravention of any applicable laws and regulations could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports or forward-looking information included in the Company’s outlook. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a material reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the cash generating unit (“CGU”) or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. Where an impairment reversal test has been triggered, a reversal is recognized if the recoverable amount exceeds the carrying amount of the CGU or asset, up to the value of the previously recognized impairment loss. The recoverable amounts, or fair values, of the Company’s CGUs or assets are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Refining Capacity

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Cybersecurity and Data Privacy Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, cyberattacks, as well as such risks originating from the use of artificial intelligence by the Company, its vendors and third-party service providers. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including following an IT security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. While Kinross carries cyber insurance, such insurance does not cover all the potential risks associated with such threats.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). The Company could incur substantial costs in complying with these various regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant lawsuits, penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations.

Climate Risks

Climate related regulatory expectations continue to evolve across global jurisdictions, with many authorities advancing requirements related to emissions measurement, climate risk disclosure, transition planning, and assessment of physical climate impacts. Although the timing and scope of these developments vary, the overall direction indicates increased expectations for transparency, data quality, and the integration of climate considerations into corporate governance and operational planning. The Company must remain prepared for potential increases in reporting obligations, changes to emissions management requirements, and the introduction of new standards for evaluating climate related risks and opportunities. Ensuring that internal systems, controls, and processes are capable of meeting heightened expectations is essential to maintaining compliance and supporting operational continuity.

Climate change may also introduce physical risks to Kinross’ operations, including changes in temperature, precipitation, and water availability that could affect production planning, infrastructure integrity, and site level resilience. Proactively assessing and managing these risks helps the company mitigate potential impacts on operational performance and cost structures.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water, which is then complemented by groundwater from boreholes. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rainwater and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Excessive rainfall, snowfall, flooding or extreme weather events caused by increased variation in weather patterns, may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations. Extreme heat, extreme cold, and other events such as wildfires and related smoke may have similar effects on the company’s performance.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted.

Illegal Mining

Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. Experience with illegal mining globally has shown that government support and enforcement is essential to manage illegal mining activities. Accordingly, Kinross relies on government authorities to manage and control illegal mining near its operations.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

11.SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Years ended December 31,
(in millions, except per share amounts)	2025	2024	2023
Net earnings attributable to common shareholders - as reported	$2,390.1	$948.8	$416.3
Adjusting items:
Foreign exchange losses (gains)	21.5	(27.3)	1.9
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(36.4)	86.4	29.3
Taxes in respect of prior periods	(22.8)	(60.7)	13.9
Impairment (reversal) charge	(116.1)	(74.1)	38.9
Loss on sale of assets	16.5	6.0	14.8
Gain on sale of Asante holdings(a)	(53.0)	—	—
Tasiast mill fire related costs	13.0	—	—
Insurance recoveries	—	(22.9)	(1.2)
Collective labour agreements	55.6	—	—
Settlement provisions	—	2.6	30.0
Reclamation (recovery) expense	(56.1)	6.9	(19.2)
Other adjustments related to prior years	—	(27.8)	—
Other(b)	7.0	(4.9)	19.3
Tax effects of the above adjustments	24.6	5.3	(4.2)
	(146.2)	(110.5)	123.5
Adjusted net earnings	$2,243.9	$838.3	$539.8
Weighted average number of common shares outstanding - Basic	1,219.5	1,228.9	1,227.0
Adjusted net earnings per share	$1.84	$0.68	$0.44
Basic earnings per share attributable to common shareholders - as reported	$1.96	$0.77	$0.34

(a)	The gain on sale of Asante holdings includes interest income of $21.8 million related to prior periods.
(b)

Other includes various impacts, such as one-time costs and credits at sites, restructuring costs, and gains and losses on hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Years ended December 31,
(in millions)	2025	2024	2023
Net cash flow provided from operating activities - as reported	$3,760.5	$2,446.4	$1,605.3
Adjusting items:
Attributable(a) capital expenditures	(1,175.2)	(1,050.9)	(1,055.0)
Non-controlling interest(b) cash flow (from) used in operating activities	(111.8)	(55.3)	9.4
Attributable(a) free cash flow	$2,473.5	$1,340.2	$559.7

See page 51 of this MD&A for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital is excluded given that numerous factors can result in it being volatile. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Years ended December 31,
(in millions)	2025	2024(m)	2023(m)
Net cash flow provided from operating activities - as reported	$3,760.5	$2,446.4	$1,605.3
Adjusting items:
Insurance proceeds received in respect of prior years	—	(22.9)	—
Working capital changes:
Accounts receivable and other assets	(9.5)	(27.5)	(82.4)
Inventories	83.9	(14.3)	91.4
Accounts payable and accrued liabilities	(114.1)	(26.0)	33.3
	3,720.8	2,355.7	1,647.6
Non-controlling interest(b) cash flow (from) used in operating activities, net of working capital changes	(115.6)	(61.8)	6.8
Attributable(a) adjusted operating cash flow	$3,605.2	$2,293.9	$1,654.4

See page 51 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company’s gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

	Years ended December 31,
(in millions, except ounces and average realized gold price per ounce)	2025	2024	2023
Metal sales - as reported	$7,051.1	$5,148.8	$4,239.7
Less: silver revenue(c)	(114.2)	(121.9)	(204.3)
Less: non-controlling interest(b) gold revenue	(191.4)	(103.0)	—
Attributable(a) gold revenue	$6,745.5	$4,923.9	$4,035.4
Gold ounces sold	2,026,570	2,100,621	2,074,989
Less: non-controlling interest(b) gold ounces sold	(57,829)	(41,325)	—
Attributable(a) gold ounces sold	1,968,741	2,059,296	2,074,989
Attributable(a) average realized gold price per ounce	$3,426	$2,391	$1,945
Average realized gold price per ounce(d)	$3,423	$2,393	$1,945

See page 51 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2025	2024	2023
Production cost of sales - as reported	$2,346.4	$2,197.1	$2,054.4
Less: non-controlling interest(b) production cost of sales	(76.7)	(40.8)	—
Attributable(a) production cost of sales	$2,269.7	$2,156.3	$2,054.4
Gold equivalent ounces sold	2,059,017	2,153,212	2,179,936
Less: non-controlling interest(b) gold equivalent ounces sold	(58,482)	(41,524)	—
Attributable(a) gold equivalent ounces sold	2,000,535	2,111,688	2,179,936
Attributable(a) production cost of sales per equivalent ounce sold	$1,135	$1,021	$942
Production cost of sales per equivalent ounce sold(e)	$1,140	$1,020	$942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the impact of the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2025	2024	2023
Production cost of sales - as reported	$2,346.4	$2,197.1	$2,054.4
Less: non-controlling interest(b) production cost of sales	(76.7)	(40.8)	—
Less: attributable(a) impact of silver by-product(n)	(111.9)	(121.4)	(204.3)
Attributable(a) production cost of sales on a by-product basis	$2,157.8	$2,034.9	$1,850.1
Gold ounces sold	2,026,570	2,100,621	2,074,989
Less: non-controlling interest(b) gold ounces sold	(57,829)	(41,325)	—
Attributable(a) gold ounces sold	1,968,741	2,059,296	2,074,989
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,096	$988	$892
Production cost of sales per equivalent ounce sold(e)	$1,140	$1,020	$942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The impact of silver sold is deducted from total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2025	2024	2023
Production cost of sales - as reported	$2,346.4	$2,197.1	$2,054.4
Less: non-controlling interest(b) production cost of sales	(76.7)	(40.8)	—
Less: attributable(a)impact of silver by-product(n)	(111.9)	(121.4)	(204.3)
Attributable(a) production cost of sales on a by-product basis	$2,157.8	$2,034.9	$1,850.1
Adjusting items on an attributable(a) basis:
General and administrative(f)	134.4	122.2	106.9
Other operating (income) expense - sustaining(g)	(0.2)	4.0	23.0
Reclamation and remediation - sustaining(h)	87.1	71.4	63.1
Exploration and business development - sustaining(i)	56.8	42.5	38.3
Additions to property, plant and equipment - sustaining(j)	587.8	523.5	554.3
Lease payments - sustaining(k)	6.3	11.8	29.5
All-in Sustaining Cost on a by-product basis - attributable(a)	$3,030.0	$2,810.3	$2,665.2
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	95.0	53.1	38.5
Reclamation and remediation - non-sustaining(h)	9.2	6.8	7.7
Exploration and business development - non-sustaining(i)	144.6	153.4	145.9
Additions to property, plant and equipment - non-sustaining(j)	587.4	527.4	500.7
Lease payments - non-sustaining(k)	0.9	0.3	0.7
All-in Cost on a by-product basis - attributable(a)	$3,867.1	$3,551.3	$3,358.7
Gold ounces sold	2,026,570	2,100,621	2,074,989
Less: non-controlling interest(b) gold ounces sold	(57,829)	(41,325)	—
Attributable(a) gold ounces sold	1,968,741	2,059,296	2,074,989
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,539	$1,365	$1,284
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,964	$1,725	$1,619
Production cost of sales per equivalent ounce sold(e)	$1,140	$1,020	$942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2025	2024	2023
Production cost of sales - as reported	$2,346.4	$2,197.1	$2,054.4
Less: non-controlling interest(b) production cost of sales	(76.7)	(40.8)	—
Attributable(a) production cost of sales	$2,269.7	$2,156.3	$2,054.4
Adjusting items on an attributable(a) basis:
General and administrative(f)	134.4	122.2	106.9
Other operating (income) expense - sustaining(g)	(0.2)	4.0	23.0
Reclamation and remediation - sustaining(h)	87.1	71.4	63.1
Exploration and business development - sustaining(i)	56.8	42.5	38.3
Additions to property, plant and equipment - sustaining(j)	587.8	523.5	554.3
Lease payments - sustaining(k)	6.3	11.8	29.5
All-in Sustaining Cost - attributable(a)	$3,141.9	$2,931.7	$2,869.5
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	95.0	53.1	38.5
Reclamation and remediation - non-sustaining(h)	9.2	6.8	7.7
Exploration and business development - non-sustaining(i)	144.6	153.4	145.9
Additions to property, plant and equipment - non-sustaining(j)	587.4	527.4	500.7
Lease payments - non-sustaining(k)	0.9	0.3	0.7
All-in Cost - attributable(a)	$3,979.0	$3,672.7	$3,563.0
Gold equivalent ounces sold	2,059,017	2,153,212	2,179,936
Less: non-controlling interest(b) gold equivalent ounces sold	(58,482)	(41,524)	—
Attributable(a) gold equivalent ounces sold	2,000,535	2,111,688	2,179,936
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,571	$1,388	$1,316
Attributable(a) all-in cost per equivalent ounce sold	$1,989	$1,739	$1,634
Production cost of sales per equivalent ounce sold(e)	$1,140	$1,020	$942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

Additions to property, plant and equipment per the consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross’ 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

					Round	Bald
	Tasiast	Paracatu	La Coipa	Fort Knox(l)	Mountain	Mountain	Total
Years ended December 31, 2025	(Mauritania)	(Brazil)	(Chile)	(USA)	(USA)	(USA)	USA	Other	Total
Sustaining capital expenditures	$113.0	$188.6	$90.8	$154.2	$21.6	$38.0	$213.8	$0.6	$606.8
Non-sustaining capital expenditures	$239.3	$—	$—	$—	$115.3	$99.7	$215.0	$133.1	$587.4
Additions to property, plant and equipment - per cash flow	$352.3	$188.6	$90.8	$154.2	$136.9	$137.7	$428.8	$133.7	$1,194.2
Less: Non-controlling interest(b)	$—	$—	$—	$(19.0)	$—	$—	$(19.0)	$—	$(19.0)
Attributable(a) capital expenditures	$352.3	$188.6	$90.8	$135.2	$136.9	$137.7	$409.8	$133.7	$1,175.2

Years ended December 31, 2024
Sustaining capital expenditures	$64.3	$140.5	$65.8	$195.2	$15.4	$46.4	$257.0	$(0.7)	$526.9
Non-sustaining capital expenditures	$279.6	$—	$3.6	$97.0	$110.9	$3.1	$211.0	$54.4	$548.6
Additions to property, plant and equipment - per cash flow	$343.9	$140.5	$69.4	$292.2	$126.3	$49.5	$468.0	$53.7	$1,075.5
Less: Non-controlling interest(b)	$—	$—	$—	$(24.6)	$—	$—	$(24.6)	$—	$(24.6)
Attributable(a) capital expenditures	$343.9	$140.5	$69.4	$267.6	$126.3	$49.5	$443.4	$53.7	$1,050.9

Year ended December 31, 2023
Sustaining capital expenditures	$45.6	$167.5	$36.0	$193.4	$30.2	$79.5	$303.1	$2.1	$554.3
Non-sustaining capital expenditures	$263.4	$—	$38.8	$175.0	$0.3	$40.8	$216.1	$25.7	$544.0
Additions to property, plant and equipment - per cash flow	$309.0	$167.5	$74.8	$368.4	$30.5	$120.3	$519.2	$27.8	$1,098.3
Less: Non-controlling interest(b)	$—	$—	$—	$(43.3)	$—	$—	$(43.3)	$—	$(43.3)
Attributable(a) capital expenditures	$309.0	$167.5	$74.8	$325.1	$30.5	$120.3	$475.9	$27.8	$1,055.0

See page 51 of this MD&A for details of the footnotes referenced within the tables above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)

“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.

(c)

“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.

(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)

“General and administrative” expenses are as reported on the consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(g)

“Other operating (income) expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(h)

“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(i)

“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mine plans are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.

(j)

“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on page 50 of this MD&A and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.

(k)

“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.
(m)	Attributable adjusted operating cash flow for the year ended December 31, 2024 and 2023 have been presented in accordance with the current year’s presentation.
(n)	“Impact of silver by-product” represents the costs allocated to the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, and “Liquidity Outlook” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the forecast production, mine life impact, economics and long-term cost impact of the Phase X, Curlew and Redbird 2 projects; the Company’s debt levels; the schedules, budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; planned timing for the submission of permits and impact statements; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “believe”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on plan”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “progress”, “prospective”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political, regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including Ontario environmental regulations and the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of this MD&A, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold2,9.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold2.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold2.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold2.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold2 as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a “qualified person” within the meaning of National Instrument 43-101.

9 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.